Mail Stop 3561

March 29, 2010

Robert M. Beneson, President
Huron Community Financial Services, Inc.
301 Newman Street
East Tawas, Michigan 48730

   RE: Huron Community Financial Services, Inc.
       Supplemental draft offering circular pages and repurchase offer letter
       Received via facsimile on March 29, 2010
       File No. 24-10251

Dear Mr. Beneson:

We have reviewed your submission and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected investor offering circular

Please revise the offering circular for the selected investor offering to clarify that the rescission offering is made under Regulation A, if true. For example, please briefly describe the rescission offering on the cover page, in the summary and under "The Offering". Please reduce the selected investor offering by the amount of the rescission offering and revise use of proceeds as appropriate. Please revise the legality opinion if appropriate.

Please tell us the consideration given to adding interest to the purchase price in determining the dollar amount of your rescission offering. See Section 12(a) of the Securities Act of 1933 and applicable state securities laws.

Proposed risk factor

Please clarify that the effect of a rescission offering under federal law is unclear and an investor who does not accept the offer may continue to have rescission rights under federal law.

Letter to Shareholders
Rescission Election Form

Please file the materials as exhibits to the offering statement.

Rescission Election Form

Please remove the sentence "I am satisfied that the sale made to me did not damage or defraud me" as it may suggest that an investor is waiving his rights under federal securities laws.

DRIP Offering Circular

Please confirm that the proposed risk factor will be included in this offering circular.

Closing Comments

Please contact David Walz, accountant, at (202) 551-3358 or Ryan Milne, accounting reviewer, at (202) 551-3688 with any questions regarding accounting issues and you may contact Janice McGuirk, examiner, at (202) 551-3395 or John Reynolds, reviewer, at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax to David J. Mack, Esq.
    (419) 241-6894